UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     June                               , 2004
                --------------------------------------------------------


                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   X      Form 40-F
                           --------           --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes           No    X
                           --------     --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of the earnings release of Ship Finance International Limited (the "Company") dated May 28, 2004, for the quarter ended March 2004.

FOR IMMEDIATE RELEASE

Ship Finance International Limited

Interim Report January - March 2004


Highlights

o Ship Finance reports a quarterly result of $44.1 million for the first quarter of 2004

o    Ship Finance announces a cash dividend of $0.25 per share.

o 25% of Ship Finance's common shares to be distributed to Frontline's common shareholders o Ship Finance expects to list its common shares on the New York Stock Exchange on June 17, 2004

Introduction

Ship Finance International Limited ("Ship Finance" or the "Company"), a wholly-owned subsidiary of Frontline Ltd (NYSE:FRO), was incorporated in Bermuda in October 2003 for the purpose of acquiring certain of the shipping assets of Frontline. In December 2003, Ship Finance issued $580 million of 8.5% Senior Notes. In the first quarter of 2004, Ship Finance has used the proceeds of the Notes issue, together with a refinancing of existing debt, to fund the acquisition of a fleet of 47 crude oil tankers (including one purchase option for a VLCC) from Frontline and has chartered each of the ships back to Frontline for most of their remaining lives. Ship Finance also entered into fixed rate management and administrative services agreements with Frontline to provide for the operation and maintenance of the Company's vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

The long term time charters to Frontline extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years. Nine of the vessels that we acquired are on existing long term time charters and three vessels are on existing long term bareboat charters. Ship Finance has agreed with Frontline that it will treat all of these vessels as being under time charters from us, on the same terms and effective on the same date as the other 34 vessels for all economic purposes. With certain exceptions, the daily base charter rates, which are payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year                                                              VLCC   Suezmax
----                                                              ----   -------

2003 to 2006.............................................      $25,575   $21,100
2007 to 2010.............................................      $25,175   $20,700
2011 and beyond..........................................      $24,175   $19,700

Under the terms of a charter ancillary agreement, beginning with the 11-month period from February 1, 2004 and for each calendar year after that, Frontline has agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated on a TCE basis, realised by Frontline from use of our fleet in excess of average rates of $25,575 per day for each VLCC and $21,100 per day for each Suezmax tanker.

Based on the existing charters Ship Finance will, have a free cash flow of a minimum of $200 million before debt repayments and $100 million after scheduled debt repayments. This excludes amounts receivable under profit sharing arrangements.

In accordance with United States generally accepted accounted principles ("US GAAP"), the Company accounts for 34 of the long term charters to Frontline as sales type leases while the remaining charters will initially be accounted for as operating leases. For those twelve vessels on existing long-term charters to third parties, the difference between amounts earned under those charters and the amounts due to the Company by Frontline will be remitted to Frontline and accounted for as a reduction to stockholders' equity. This accounting treatment is required due to the related party nature of the charters and in the first quarter of 2004 resulted in a $38.5 million charge to equity.

First quarter results

Ship Finance reports net income of $44.1 million for the first quarter of 2004. Net operating revenues (being total operating revenues less voyage expenses) and net operating income before depreciation for the quarter were $118.1 million and $93.0 million, respectively. Operating revenues include finance lease interest income and finance lease service revenues in addition to charter revenues for the period prior to the vessels commencing trading under the charters to Frontline. It also includes charter revenues for those twelve vessels currently trading under long term charters to third parties. The average daily time charter equivalents ("TCEs") earned by Frontline in the spot and time charter period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $74,000, $57,300 and $26,100, respectively. In accordance with US GAAP, no accrual has been made to recognise any amounts receivable under the profit sharing arrangements. However, the Company estimates that this would be approximately $20 million for the first quarter of 2004.

Ship operating expenses of $24.6 million for the first quarter primarily consist of the management fee payable to Frontline. Net interest expense for the quarter was $24.0 million. This amount includes a full quarter's interest on the 8.5% Senior Notes and the write off of deferred fees in connection with the refinancing of existing debt facilities, amounting to $12.3 million and $4.2 million, respectively. In the first quarter of 2004 the Company entered into interest rates swaps with a total notional principal amount of $500 million. Other financial items for the quarter were an expense of $11.6 million of which $10.4 million is attributable to the mark to market valuations of these interest rate swaps. In the second quarter, these negative valuations have reversed and as of May 27, 2004, the swaps have positive valuations totalling $13.6 million. The average interest level at which the five year swap was entered into was approximately 3.2%.

As at March 31, 2004, the Company had total cash and cash equivalents of $138.8 million, of which $9.3 million is restricted. Cash generated from operating activities in the quarter was $82.4 million, net cash used in investing activities was $504.3 million and net cash provided by financing activities was $551.4 million. At quarter end the Company had an amount due to Frontline of $83.5 million. Total book equity at quarter end was $613.7 million.

Corporate and Other Matters

On May 28, 2004, Frontline announced the distribution of 25% of Ship Finance's common shares to Frontline's common shareholders in a partial spin off. Each Frontline shareholder will receive one share in Ship Finance for every four Frontline shares held. The record date for the distribution will be June 7, 2004, and the distribution date is expected to be June 16, 2004. Due to the nature of the distribution the New York Stock Exchange is expected to establish the ex-dividend date as June 17, 2004, at which time the Ship Finance common shares will commence trading under the ticker symbol "SFL". It is the Frontline Board's further intention that during 2004, Frontline shall divest all its shares in Ship Finance either through a straight sale or through further distributions to Frontline's shareholders.

On May 28, 2004, the Board of Ship Finance declared a dividend of $0.25 per share. The record date for the dividend is June 25, 2004, ex dividend date is June 23, 2004 and the dividend will be paid on or about July 9, 2004. As of May 28, 2004 the total shares outstanding in Ship Finance were 73,778,832. All shares are currently held by Frontline.

The Market

The strong VLCC market that we experienced in the last quarter of 2003 continued in the first quarter of 2004. Except for brief dips at the beginning and very end of the quarter, the market from the Middle East to the Far East stayed above WS 100 (or TCE $57,000 per day) for the whole quarter. This was the result of continued high world oil demand due to seasonal cold weather in the U.S and Europe, continued strong growth in the demand for oil into China, and improving world economic activity. In addition, logistical problems with exports from Russia deteriorated further, and this reduction in the Russian export had to be replaced from the Middle East resulting in increased ton miles for the world VLCC fleet. Finally, oil production in Venezuela has still failed to reach pre-strike levels, the shortfall being covered from the Middle East, again resulting in increased ton miles.

The logistical problems with the oil export from Russia, in particular, the long delays in transiting the Bosporus, created an extremely good market for the Suezmaxes in the first quarter. At certain stages during the quarter more than 10 percent of the world Suezmax fleet was tied up in waiting for transit into or out of the Black Sea, or waiting to load in Novorossiysk. These logistical problems were largely due to weather conditions, and as they have improved the delays have been reduced. At present the export from the Black Sea is back to normal, and the problems are not expected to start again until this fall or early winter.

According to IEA, the average OPEC 10 oil production (which excludes Iraq) in the first quarter of 2004 was approximately 25.8 million barrels per day (b/d), while the official OPEC 10 quota in the same period was 24.5 million b/d. On the 10th of February, OPEC announced that they would cut their quota by 1.0 million b/d with effect from April 1st in order to compensate for the expected seasonally weaker demand for oil. Current estimates from IEA are that OPEC 10 have produced an average of about 1.9 million b/d more than their official quotas in April, a trend that is expected to continue through the second quarter especially in view of the current exceptionally strong crude oil prices.

IEA estimates that world oil demand averaged more than 81 million b/d in the first quarter, an increase of 2.3 percent from the first quarter of 2003. Industry analysts have expected a seasonal decrease in the demand in the second quarter, but at present more and more analysts are announcing that they have underestimated the demand for oil. Thus, the downward adjustment in the present quarter will most probably be less than originally expected.

The world tanker fleet totalled 295.3 million dwt at the end of the first quarter 2004, an increase of 2.1 percent over the quarter. The world VLCC fleet increased marginally from 433 to 435 vessels. The total orderbook expanded to 83 vessels as a total of 15 VLCC's were ordered during the quarter. This represents 19 percent of the current VLCC fleet. Three VLCC's were scrapped in the same period. The total orderbook for Suezmax tankers were 84 vessels at the end of the first quarter. This represents 34 percent of the current Suezmax fleet. Four Suezmaxes were scrapped in the first quarter.

The prices for second hand tonnage and newbuilding prices have continued upwards, driven by strong spot earnings, limited sellers, a tight yard situation, and increasing commodity prices.

Strategy

The intention with Ship Finance is to provide a financing vehicle for the shipping industry which can provide long term charter arrangements to good credit shipping companies at reasonable rates. The strategy is to have sufficient cash, asset or corporate security for the charters so the financial effects of the cyclicality of the shipping can be minimized. Through this mechanism it will be possible to lower the cost of debt capital and optimize the combination of debt and equity. The total return to shareholders will be generated by a high long term dividend payment, a business growth of a minimum of 5% and a limited participation in the upside of the rates.

The Company will seek to minimize economical risk linked to the operation of the vessels, as well as financial risk linked to changes in interest levels. This can be done through contracting out technical services and fixing of long term interests.

Outlook

The Board of Ship Finance is currently considering several new deals in order to expand the business. We are hopeful that some new transactions can be executed before the end of this year. The Board will, in addition to repeating Frontline business, seek to diversify the portfolio by including other types of ships as well as other charterers.

A total of 18 of our vessels has been chartered out again for medium to long term charters by our chartering counterparty, Frontline Shipping. The rates in these charter agreements are above the agreed charter rates between Ship Finance and Frontline Shipping. Together with the $250 million cash buffer, this will strengthen our charters long term credit worthiness as well as secure a good basis for future calculation of the profit split.

The Ship Finance Vessels have so far in the 2nd quarter earned $53,500 per day on the VLCCs, $40,600 per day on the Suezmaxes and $26,800 per day on OBOS. If these rates remain for the rest of the year, Ship Finance will achieve a profit split contribution for 2004 of approximately USD 74 million in addition to the normalized net income.

The underlying value of the fleet on charter free basis has increased since the sale from Frontline took place and is as of today significantly higher than the underlying book value of the fleet.

The Board feels confident about the future of the Company.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 28, 2004
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:    Tor Olav Tr0im, Chief Executive Officer
            +47 23 11 40 00

            Tom Jebsen, Chief Financial Officer
            +47 23 11 40 00


SHIP FINANCE INTERNATIONAL LIMITED FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT                                          2004         2003          2003
(in thousands of $)                                      Jan-Mar      Jan-Dec       Jan-Dec
                                                                                Predecessor
                                                                    (Audited)     (Audited)
                                                        ---------   ---------     ---------
Total operating revenues                                 126,266            -       695,068
Voyage expenses                                            8,173            -       148,533
Ship operating expenses                                   24,639            -        81,989
Administrative expenses                                      486           14         9,715
Operating income (loss) before depreciation               92,968          (14)      454,831
Depreciation                                              13,271            -       106,015
Operating income (loss) after depreciation                79,697          (14)      348,816
Interest income                                            1,475          199         5,866
Interest expense                                        (25,440)      (2,122)       (35,117)
Share of results from associated companies                     -            -        22,098
Other financial items                                   (11,753)            -         3,591
Foreign currency exchange gain (loss)                        137            -       (10,442)
Net income (loss)                                         44,116      (1,937)       334,812


BALANCE SHEET                                              2004         2003          2003
(in thousands of $)                                       Mar 31       Dec 31        Dec 31
                                                                                Predecessor
                                                                    (Audited)     (Audited)
                                                        ---------   ---------     ---------
ASSETS
Short term
Cash and cash equivalents                                138,777      565,500        26,519
Other current assets                                      78,058          211        84,545
Long term
Newbuildings and vessel purchase options                       -            -         8,370
Vessels and equipment, net                               526,994            -     1,863,504
Investment in finance leases                           1,518,170            -             -
Investment in associated companies                             -            -       160,082
Deferred charges and other long-term assets               29,319       16,481        13,328
Total assets                                           2,291,318      582,192     2,156,348

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                          88,842            -       141,522
Amount due to parent                                      83,539          102       299,166
Other current liabilities                                 20,245        4,015        43,546
Long term
Long term interest bearing debt                        1,468,858      580,000       850,088
Other long term liabilities                               16,092            -             -
Stockholders' equity                                     613,742       (1,925)      822,026
Total liabilities and stockholders' equity             2,291,318      582,192     2,156,348



STATEMENT OF CASHFLOWS                                    2004          2003         2003
(in thousands of $)                                      Jan-Mar       Jan-Dec      Jan-Dec
                                                                                Predecessor
                                                                     (Audited)    (Audited)
                                                        ---------   ---------     ---------
OPERATING ACTIVITIES
Net income (loss)                                         44,118      (1,937)       334,812
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortisation                             18,323           69       107,034
Unrealised foreign currency exchange (gain) loss            (137)           -        10,716
Results from associated companies                              -            -      (22,098)
Adjustment of financial derivatives to market value       10,438            -       (6,850)
Other                                                          -            -       (2,880)
Change in operating assets and liabilities                 9,704        1,868       (5,211)
Net cash provided by operating activities                 82,446            -       415,523

INVESTING ACTIVITIES
Purchase of short term investment                         (9,988)           -             -
Investments in  associated companies, net                      -            -      (70,045)
Proceeds from sale of investments in associated                -            -        17,245
companies
Net maturity of loans receivable                                            -         1,168
Repayment of investments in finance leases                 7,762            -             -
Net maturities (placement) of restricted cash            556,222     (565,500)            -
Acquisition of subsidiaries, net of cash acquired     (1,058,293)
Net cash used in investing activities                  (504,297)     (565,500)      (51,632)

FINANCING ACTIVITIES
Equity contribution from parent company                  525,000            -             -
Amount due to parent company                              83,437            -      (178,785)
Proceeds from long-term debt, net of fees paid           977,700      580,000             -
Debt fees paid                                           (13,621)     (14,500)         (985)
Repayment of long-term debt                             (982,671)           -      (178,236)
Equity adjustment for charter rate differential          (38,495)           -             -
Net cash used in financing activities                    551,350      565,500      (358,006)

Net increase  in cash and cash equivalents               129,499            -         5,885
Cash and cash equivalents at start of period                   -            -        20,634
Cash and cash equivalents at end of period               129,499            -        26,519

Notes:

1.   Predecessor combined carve-out financial statements

For the year ended December 31, 2003 the predecessor combined carve-out financial statements have been carved out of the consolidated financial statements of Frontline. These combined financial statements assume that our business was operated as a separate corporate entity prior to its inception. The combined financial statements have been prepared to reflect the combination of certain of Frontline's wholly owned VLCC and Suezmax owning subsidiaries, interests in joint ventures and an option to acquire an additional VLCC.

These predecessor combined carve-out financial statements have been prepared in contemplation of the fleet purchase transaction that occurred effective January 1, 2004 and reflect the Company acquisition from Frontline of certain wholly owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired through a reorganization of interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the "Vessel Interests").

2.   Standalone financial statements

Ship Finance International Limited was incorporated in Bermuda on October 10, 2003. On December 18, 2003 the Company issued $580 million of 8.5% Senior Notes due 2013 in a private offering to Qualified Institutional Buyers.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                       Ship Finance International Limited
                                       ----------------------------------
                                                  (Registrant)




Date  June 2, 2004                 By /s/ Kate Blankenship
      ----------------                --------------------
                                          Kate Blankenship
                                     Secretary and Chief Accounting Officer




02089.0022 #490541